UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Commission File No. 000-32899

TRADE WIND COMMUNICATIONS LIMITED
(Translation of registrant's name into English)

Level 3, 210 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Trade Wind Communications TRWDF

Media Release January 10, 2005

CONNXION LIMITED IPO CLOSES FULLY SUBSCRIBED

SYDNEY, AUSTRALIA - Trade Wind Communication Limited ("TWC") (TRWDF.OB/Pink sheets) announces that ConnXion Limited ("ConnXion"), formerly a wholly owned subsidiary of TWC, has closed its Initial Public Offering of 18,000,000 shares fully subscribed raising AUD $3,600,000.

The success of the ConnXion IPO has resulted in TWC transferring the Intellectual Property to ConnXion Limited as well as the extinguishing of Intercompany loan liabilities for consideration of 59,705,628 shares in ConnXion and $500,000 cash.

All TWC Convertible Note holders accepted the offer to redeem their notes by way of shares in ConnXion as consideration. TWC therefore directed ConnXion to allot 15,130,748 of its shares to the note holders as redemption for their convertible notes.

TWC therefore currently holds 44,574,880 shares in ConnXion which represents 48.9% of the shares in ConnXion. 1,391,972 of these shares are set aside for other lenders as disclosed in the information circular attached to the notice of the 2004 Annual and Special Meeting of Shareholders as settlement of liabilities. Subject to distribution of these shares in settlement of the liabilities, TWC will hold 43,182,908 shares in ConnXion representing 47.3% of the total shares in ConnXion. The amount of shares TWC holds in ConnXion also represents the same number of shares that TWC itself has on issue. All these shares are however subject to 2 years escrow from quotation as determined by the Australian Stock Exchange.

The Directors intend to work on the appropriate scheme of ultimately distributing the shares in ConnXion to the TWC shareholders on a pro rata basis. Its implementation will require separate shareholder approval and will be subject to a number of regulatory requirements.

For the Board of Directors

/s/ Frank Favretto

Frank Favretto

Executive Chairman

Trade Wind Communications Limited

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (TRWDF.OTC.BB/Pink sheets) is an innovative technology company and Australia's leading provider of document production and delivery solutions. We deliver critical business documents (i.e. invoices, statements, reminder letters, remittance advices and reports) to customers, shareholders, employees and suppliers across multiple delivery channels including email, fax, SMS and the postal system.

Our products and services produce the highest quality business documents and provide a seamless migration from paper to electronic delivery, resulting in reduced document delivery cost, improved cashflow and enhanced productivity.

Trade Wind Communications Limited trades on the NASDAQ OTC BB/Pink sheets under the symbol "TRWDF". Additional information relating to Trade Wind is on SEDAR at www.sedar.com.

For more information please contact Frank Favretto, Sydney, Australia (61 2) 9250 8888

Web site: http://www.tradewind.com.au

Form 51-102F3

Material Change Report

PART 1 GENERAL INSTRUCTIONS AND INTERPRETATION

(a) Confidentiality

If this Report is filed on a confidential basis, state in block capitals "CONFIDENTIAL" at the beginning of the Report.

(b) Use of "Company"

Wherever this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2 CONTENT OF MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Trade Wind Communications Limited ("TWC")
Level 3, Sussex Street
Sydney, New South Wales
2000

Item 2 Date of Material Change

January 10, 2005

Item 3 News Release

The News Release was filed on SEDAR January 11, 2005.

Item 4 Summary of Material Change

TWC announced that ConnXion Limited ("ConnXion"), formerly a wholly owned subsidiary of TWC, has closed its Initial Public Offering of 18,000,000 shares fully subscribed raising AUD $3,600,000.

Item 5 Full Description of Material Change

TWC announced that ConnXion has closed its Initial Public Offering of 18,000,000 shares fully subscribed raising AUD $3,600,000.

The success of the ConnXion IPO has resulted in TWC transferring the Intellectual Property to ConnXion Limited as well as the extinguishing of Intercompany loan liabilities for consideration of 59,705,628 shares in ConnXion and $500,000 cash.

All TWC Convertible Note holders accepted the offer to redeem their notes by way of shares in ConnXion as consideration. TWC therefore directed ConnXion to allot 15,130,748 of its shares to the note holders as redemption for their convertible notes.

TWC therefore currently holds 44,574,880 shares in ConnXion which represents 48.9% of the shares in ConnXion. 1,391,972 of these shares are set aside for other lenders as disclosed in the information circular attached to the notice of the 2004 Annual and Special Meeting of Shareholders as settlement of liabilities. Subject to distribution of these shares in settlement of the liabilities, TWC will hold 43,182,908 shares in ConnXion representing 47.3% of the total shares in ConnXion. The amount of shares TWC holds in ConnXion also represents the same number of shares that TWC itself has on issue. All these shares are however subject to 2 years escrow from quotation as determined by the Australian Stock Exchange.

The Directors intend to work on the appropriate scheme of ultimately distributing the shares in ConnXion to the TWC shareholders on a pro rata basis. Its implementation will require separate shareholder approval and will be subject to a number of regulatory requirements.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Frank Favretto, Executive Chairman

Item 9 Date of Report

DATED at Sydney, Australia, this 12th day of January, 2005

/s/ Frank Favretto
FRANK FAVRETTO
Executive Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date: January 12, 2005

/s/ Frank Favretto
Frank Favretto
Executive Chairman